October 4, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jessica Dickerson, Staff Attorney
Era Anagnosti, Staff Attorney

Re:	GreenHunter Energy, Inc.
Registration Statement on Form S-3/A
Filed September 19, 2012
File No. 333-183292

Dear Ms. Dickerson:

On behalf of GreenHunter Energy, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments made by the letter dated October 1, 2012 (the “Comment Letter”) in connection with the filing of the Company’s Registration Statement on Form S-3/A, filed on September 19, 2012 (Registration No. 333-183292) (the “Form S-3/A”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Base Prospectus

General

1.	We note that the condensed consolidating guarantor financial information you provide in response to comment one of our letter dated September 10, 2012 is unaudited. The condensed consolidating guarantor financial information should be audited for the same periods that the parent company financial statements are required to be audited. Please advise or otherwise revise your prospectus accordingly. Refer to Rule 3-10(i)(2) of Regulation S-X.

Company Response: None of the Company’s subsidiaries guarantee the Company’s obligations. Management has considered the requirements of Rule 3-10 and concluded that at the present time, they do not apply because of the fact that there are no subsidiary guarantees. Accordingly, the Company will amend the S-3 to exclude the condensed consolidating guarantor financial information. At such time when a guarantee may be offered pursuant to a shelf takedown of debt securities, the Company will file a related prospectus supplement that will include (directly or by incorporation by reference) amended financial statements that include the disclosures required by Rule 3-10(i)(2). Moreover, we previously included in the section of the base prospectus titled “Description of Debt Securities” language intended to clarify the potential relationship regarding our guarantors:

“Payment of the principal of, premium, if any, and interest on any debt securities may be guaranteed by certain of our subsidiaries. Such guarantees will be full, unconditional, and irrevocable, and will be joint and several, unless provided otherwise in the applicable prospectus supplement. The other terms of any such guarantees, including any limitations thereon and the terms of release and discharge of any guarantor therefrom, will be described in the applicable prospectus supplement. The obligations under any guarantee will be limited so as not to constitute a fraudulent conveyance under applicable federal or state laws.”

About this Prospectus, page 1

2. We note your revised disclosure in response to comment five of our letter dated September 10, 2012. Further supplement your disclosure by including the total amount of proceeds received by the company in connection with the 2011 private placement.

1048 TEXAN TRAIL ¿ GRAPEVINE, TX 76051¿ OFFICE 972-410-1044 ¿ FAX 972-410-1066

Company Response: The Company acknowledges the Staff’s comment and has added a sentence to disclose the total amount of proceeds received by the Company pursuant to the 2011 private placement.

Selling Security Holders, page 34

3. We note your disclosure in footnote (11). Please note that the beneficial ownership of the selling security holders must be determined without regard to any contractual or other restrictions on the number of securities that a particular selling security holder may own at any point in time. Refer to Question 116.18 of Securities Act Forms Compliance and Disclosure Interpretations. Please revise your disclosure with respect to the shares beneficially owned by West Coast Opportunity Fund, LLC.

Company Response: The Company acknowledges the Staff’s comment and has amended footnote 11 and the Selling Security Holders table accordingly.

Sales Agreement Prospectus

General

4. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Company Response: The Company acknowledges the Staff’s comment and will arrange FINRA to contact you regarding the clearance of the underwriting arrangements.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (463) 293-2641.

Sincerely,

GreenHunter Energy, Inc.

/s/ Morgan F. Johnston

Morgan F. Johnston

Senior Vice President, General Counsel, and Secretary